Filed by: QLT Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: QLT Inc.
Commission File No. 000-17082

The following is a joint press release issued by QLT Inc. (“QLT”) and Atrix Laboratories, Inc. (“Atrix”) on June 14, 2004, relating to the proposed acquisition of Atrix by QLT. Following the joint press release is a series of slides to be used for investor presentations commencing June 14, 2004, in connection with the proposed acquisition.

news release

QLT INC. AND ATRIX LABORATORIES INC. COMBINE TO CREATE LEADING
PROFITABLE BIOPHARMACEUTICAL COMPANY FOCUSED ON OCULAR, ONCOLOGY,
DERMATOLOGY AND UROLOGY WITH RICH PORTFOLIO OF
PRODUCTS, PIPELINE AND DRUG-DELIVERY TECHNOLOGIES; STOCK AND
CASH TRANSACTION ESTIMATED AT $855 MILLION

Combined Company Highlights:

•	Primary marketed products, Visudyne ® for AMD and Eligard ® for prostate cancer

•	Additional revenue producing products in dermatology

•	Unique 6-month Eligard product currently under FDA review

•	Topical acne product Atrisone with NDA filing expected in Q3 2004

•	Addition of Atrix product pipeline provides for excellent growth opportunities

•	Alliances with large pharmaceutical and biotechnology companies

•	Solid IP Position for unique and patent protected drug delivery technologies

•	Combination of profitable companies expected to be accretive in 2006 and thereafter on a cash EPS basis

— Conference Call Scheduled for 10:00 am EDT Today;
Dial-in number is 1-800-901-5241 passcode:31655123 —

For Immediate Release June 14, 2004
VANCOUVER, BRITISH COLUMBIA AND FORT COLLINS, COLORADO—QLT Inc. (NASDAQ:QLTI; TSX: QLT) and Atrix Laboratories Inc (NASDAQ:ATRX) announced today that, after unanimous approval by the boards of directors of both companies, they have signed a definitive agreement, for QLT to acquire 100% of Atrix’s common stock for approximately $855 million in stock and cash, taking a significant step toward becoming a fully-integrated, biopharmaceutical company.

In the transaction Atrix shareholders will receive one common share of QLT and $14.61 in cash for each share of Atrix common stock. The transaction offer value is approximately $855 million and the transaction value net of Atrix’s cash is $751 million. Atrix shareholders will own approximately 23% of the combined entity and QLT shareholders will own approximately 77%.

“This transaction will accelerate both companies’ strategic initiatives and creates a world class biopharmaceutical company with multiple partnered commercial and near commercial products, a strong and diverse revenue base, a robust pipeline and the financial resources to grow faster and create sustainable shareholder value beyond what either company might have achieved independently,” said Paul Hastings, President and Chief Executive Officer of QLT Inc.

“Atrix is a recently profitable and rapidly growing specialty pharmaceutical company with a rich pipeline of excellent products and unique drug delivery platforms. The company has received FDA approvals for three New Drug Applications within the last two years, formed a growing topical dermatology products business, expanded and enhanced cGMP manufacturing capabilities and established strategic alliances with such pharmaceutical companies as Pfizer, Novartis, Sanofi-Synthelabo, Fujisawa and Aventis.”

“We believe this merger brings together two complementary companies creating a growing revenue base of proprietary products, potential marketing opportunities, economies of scale, distribution synergies, complementary product portfolios and expanded manufacturing capabilities that ultimately should enhance shareholder value,” said David R. Bethune, Chairman and Chief Executive Officer of Atrix Laboratories. “With its fast growing product, Visudyne, QLT is a profitable biotechnology company with the financial and human resources necessary to accelerate the development of Atrix’s pipeline. Together, we can maximize the combined company’s core technologies to develop novel products and ultimately achieve our goal of becoming a fully-integrated leading biopharmaceutical company. ”

QLT has established a strong franchise in ocular disease and a growing focus in other therapeutic areas including dermatology, oncology and urology – a strong complementary fit with Atrix’s therapeutic focus. With this transaction, both QLT and Atrix take a significant step toward fulfilling their strategic objectives. The combined entity will:

•	Diversify its revenue base and product portfolio with two lead marketed products, Visudyne for age-related macular degeneration (AMD) and Eligard for prostate cancer;

•	Potentially have two additional products on the market by 2005, an improved 6-month, sustained release formulation of Eligard and Atrisone, a topical acne product;

•	Deliver multiple clinical milestones near term from combined pipeline

•	Further strengthen its revenue base with the expanding dermatology business;

•	Strengthen the commitment to internal product/pipeline development and R&D initiatives with 300 dedicated R&D employees;

•	Leverage Atrix’s novel Atrigel sustained release technology to develop next-generation protein and peptide therapeutics for systemic and ocular delivery;

•	Have the ability to develop a commercial organization over time to market its products; and

•	Continue to license its unique patented technologies to pharmaceutical and biotechnology companies;

Transaction Terms

The transaction is structured as a tax-free reorganization, and as such Atrix shareholders will generally recognize gain (but not loss) only to the extent of cash received in the transaction. The transaction is subject to approval by the shareholders of both companies, as well as customary regulatory approvals and satisfaction of other customary closing conditions and is expected to be completed in the second half of 2004.

Profile of the Combined Company:

In addition to a strong balance sheet with approximately $300M in cash, the combined company expects annual revenue growth of 15% to 20%. The company is targeting a 2006 Gross R&D spend of approximately $75 to $85 million and Net R&D (net of partner funding) of approximately $60 to $70 million.

On a cash EPS basis, in other words, excluding the amortization of acquired intangibles, the transaction is expected to be accretive in 2006 and thereafter, based on the company’s R&D plan. The company is targeting a long-term cash EPS compound annual growth rate of 20% to 25%.

QLT’s Board of Directors will be expanded from 8 to 10 members. Atrix’s Board of Directors will designate the additional two members, one of whom will be Atrix’s current CEO, David Bethune, who will be appointed as non-executive Vice Chairman of the Board of Directors of QLT for a period of at least 3 months following consummation of the transaction.

QLT is committed to retaining the best management team for the combined company and recognizes that many of the current members of the Atrix senior management team are complementary to QLT’s management team.

QLT will welcome and maintain Atrix’s operations in Fort Collins, CO housing the cGMP manufacturing facility, the dermatology business, and certain development programs currently underway by the Atrix team. Michael Duncan, presently Vice-President and General Manager of Atrix, will become Vice President and General Manager of QLT’s Fort Collins facility.

Key Product Highlights:

The new QLT product portfolio will include two successfully marketed and partnered products, as well as growing revenues from the dermatology business in collaboration with Sandoz.

Visudyne ® (QLT) is the only drug approved for the treatment of wet AMD and has been used in more than 250,000 patients worldwide. Visudyne is commercially available in more than 72 countries for the treatment of predominantly classic subfoveal CNV and in over 40 countries for occult subfoveal CNV caused by AMD. Visudyne is reimbursed in the U.S. by the Center for Medicare and Medicaid Services for certain patients with the occult and minimally classic forms of wet AMD. It is also approved in more than 55 countries, including the EU, U.S. and Canada, for the treatment of subfoveal CNV due to pathologic myopia (severe near-sightedness). In some countries Visudyne is also approved for presumed ocular histoplasmosis or other macular diseases. Visudyne is developed and commercialized through an alliance with Novartis Opthalmics. Visudyne sales in 2004 are expected to reach $430 to $455 million.

Eligard ® (Atrix) is an extended release injectable depot for the treatment of prostate cancer. One, three and four month formulations were approved and launched in 2002/2003. Approval for the unique 6-month dosage formulation is anticipated in early 2005. This product could have a significant lead over competitive products such as Takeda-Abbott’s Lupron (worldwide sales $1.56 billion).

Eligard is marketed in the U.S. and Canada through a partnership with Sanofi-Synthelabo. Additional partnerships with other leading pharmaceutical companies maximize the potential for Eligard in the rest of the world. Partnerships throughout the rest of the world include: Yamanouchi/Medigene – Europe, Mayne Pharmaceuticals – Australia and New Zealand and Technofarma – South America/Mexico.

The Dermatology Portfolio is made up of both proprietary and generic products. The lead proprietary product is Atrisone. Atrisone has recently completed a Phase III trial and has a targeted NDA submission date in Q3 2004. Several other proprietary products are currently in development. The Generic business which is part of a 50/50 joint venture with Sandoz, a division of Novartis, leverages Atrix’s expertise in manufacturing and formulation and provides near-term and long-term revenue growth potential. Atrix received 6 ANDA approvals from the FDA, has launched 5 generic dermatology products, and has an additional 4 ANDA’s currently under review with multiple product candidates in the development pipeline.

Combined Product Pipeline/R&D Highlights:

PRODUCT	DESCRIPTION	INDICATION	DEVELOPMENT STATUS
Eligard ® 6-month	Extended release leuprolide acetate injectable depot	Prostate Cancer	NDA-filed
Atrisone™	Dapsone (anti-inflammatory/ anti-microbial) in a topical gel formulation	Acne	Completed Phase III; NDA to be filed. North American partnership with Fujisawa.
	Dapsone in a topical cream formulation	Rosacea	Early clinical development. Partnership with Fujisawa.
Atrigel-Octreotide Depot	1- and 3-month sustained release Atrigel depot formulations of Octreotide	Carcinoid tumors, acromegaly Diabetic Retinopathy	Phase I
	3-month formulation	Diabetic retinopathy	Preclinical testing in 2005
QLT0074 (lemuteporphin)	Third generation photodynamic therapy	Benign prostatic hyperplasia	Phase I/II ongoing
		Androgenetic alopecia	Phase II ongoing
		Moderate-to-severe acne	Phase I planned in 2004
Atrigel/PYY3-36	Sustained release formulation of PYY3-36, peptide that reduces appetite	Antiobesity	Preclinical
Anti-psoriatic Topical product	Topical drug with potentially durable responses	Autoimmune skin diseases such as psoriasis, atopic dermatitis	Preclinical
MICRaS™	Atrigel-based formulation of radiopharmaceutical agent 125 IUDR	Locally advanced solid tumors	Preclinical
Atrigel-Risperidone	Sustained release of anti-psychotic drug	Schizophrenia	Preclinical
ILK inhibitors	Small molecule compounds	Cancer, inflammation, kidney and eye diseases	Preclinical
Atrigel-GHRP-1	Sustained release formulation of GHRP-1	Growth promotion, muscle wasting	Phase I
Ophthalmics	Atrigel formulations		Preclinical

Investment Community Conference Call and Webcast

There will be a joint conference call today at 10:00 am EDT to discuss the proposed acquisition. If you would like to participate, please call 1-800-901-5241 (in North America) or 617-786-2963 (International), pass code: 31655123. A replay of this call will be available on both companies’ website at www.qltinc.com and www.atrixlabs.com. Reporters and the public are invited to listen to the call, which will be webcast via both companies’ websites.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to QLT’s future financial and operating results and its proposed acquisition of Atrix, including our expectation that the acquisition will be successfully completed, anticipated revenue, dilution and/or accretion, earnings per share, approval of products, scope of research and development commitments, expected synergies, timing of closing, execution of integration plans and management and organization structure resulting from the proposed acquisition, and the tax treatment of the transaction for Atrix shareholders. Words such as “expects,” “anticipates,” “intends,” “plans,” “will,” “believes,” “seeks,” “estimates,” “should,” “may,” “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially.

There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the ability of the companies to obtain shareholder and regulatory approvals for the transaction or the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, prevailing conditions in the capital markets or for any other reason, the reaction of customers, suppliers, marketing and collaboration partners and other third parties to the proposed acquisition and the risk that the businesses of the two companies suffer due to uncertainty, the potential inability of the two parties to successfully execute their integration strategies or achieve planned synergies, the diversion of management’s time on acquisition-related issues, uncertainties regarding the two companies’ future operating results, the risk that future sales of Visudyne ® and Eligard may be less than expected, currency fluctuations in QLT’s primary markets, uncertainty and timing of pricing and reimbursement relating to Visudyne ®, uncertainty regarding the outcome of the pending litigation against QLT and Atrix, the timing, expense and uncertainty associated with the regulatory approval process for products, the safety and effectiveness of the two companies’ products and technologies, the ability of the companies’ marketing partners to successfully market their respective products, Atrix’s expectation of receiving royalties on sales of its products and its plans to manufacture certain of its products at its facility in Fort Collins, Colorado, the timing of new product launches by QLT, Atrix or their competitors, general competitive conditions within the biotechnology and drug delivery industry and general economic conditions, and other risks that are described in QLT’s Annual Report on Form 10-K filed with the SEC on March 12, 2004, and its filings with Canadian securities regulatory authorities, or described in Atrix’s Annual Report on Form 10-K filed with the SEC on March 3, 2004.
Forward-looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

Additional Information

In connection with QLT’s proposed acquisition of Atrix, QLT intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., 887 Great Northern Way, Vancouver, BC, Canada, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, CO, Attn: Investor Relations.

QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

Background on QLT Inc. and Atrix Laboratories Inc.

QLT Inc. (Nasdaq: QLTI; TSE: QLT) is a global pharmaceutical company specialising in the discovery, development and commercialisation of innovative therapies to treat cancer, eye diseases and niche areas for which treatments can be marketed by a specialty sales force. Combining expertise in ophthalmology, oncology and photodynamic therapy, QLT has commercialised two products to date, including Visudyne therapy, which is the most successfully launched ophthalmology product ever. For more information, visit our web site at www.qltinc.com

Atrix Laboratories, Inc. (Nasdaq: ATRX) Atrix Laboratories, Inc. is an emerging specialty pharmaceutical company focused on advanced drug delivery. With unique patented sustained release and topical technologies, Atrix is currently developing a diverse portfolio of proprietary products, including oncology and dermatology products. The company also partners with large pharmaceutical and biotechnology companies to apply its proprietary technologies to new chemical entities or to extend the patent life of existing products. Additional information is available on the Atrix Laboratories, Inc. website at www.atrixlabs.com

Contacts:

QLT Inc.:
Vancouver, Canada
Therese Hayes/Tamara Hicks
Telephone:       604-707-7000 or 1-800-663-5486
Fax:       604-707-7001

Atrix Laboratories Inc.:
Michael Duncan
Telephone:      970-482-5868

Two Emerging Companies Together Create World Class, Leading Biopharmaceutical Company

Forward-Looking Statements Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements include statements relating to QLT's future financial and operating results and its proposed acquisition of Atrix, including our expectation that the acquisition will be successfully completed, anticipated revenue, dilution and/or accretion, earnings per share, approval of products, scope of research and development commitments, timing of closing, execution of integration plans and management and organization structure resulting from the proposed acquisition. Words such as "expects," "anticipates," "intends," "plans," "will," "believes," "seeks," "estimates," "should," "may," "could" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements, including, but not limited to, the ability of the companies to obtain shareholder and regulatory approvals for the transaction or the risk that the proposed acquisition fails to close due to closing conditions not being satisfied, prevailing conditions in the capital markets or for any other reason, the reaction of customers, suppliers, marketing and collaboration partners and other third parties to the proposed acquisition and the risk that the businesses of the two companies suffer due to uncertainty, the potential inability of the two parties to successfully execute their integration strategies, the diversion of management's time on acquisition-related issues, uncertainties regarding the two companies' future operating results, the risk that future sales of Visudyne(r) and Eligard may be less than expected, currency fluctuations in QLT's primary markets, uncertainty and timing of pricing and reimbursement relating to Visudyne(r), uncertainty regarding the outcome of the pending patent and securities litigation against QLT, the timing, expense and uncertainty associated with the regulatory approval process for products, the safety and effectiveness of the two companies' products and technologies, the ability of the companies' marketing partners to successfully market their respective products, Atrix's expectation of receiving royalties on sales of its products and its plans to manufacture certain of its products at its facility in Fort Collins, Colorado, the timing of new product launches by QLT, Atrix or their competitors, general competitive conditions within the biotechnology and drug delivery industry and general economic conditions, and other risks that are described in QLT's Annual Report on Form 10-K filed with the SEC on March 12, 2004, and its filings with Canadian securities regulatory authorities, or described in Atrix's Annual Report on Form 10-K filed with the SEC on March 3, 2004. Forward looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

Forward-Looking Statements Additional Information In connection with QLT' s proposed acquisition of Atrix, QLT intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., 887 Great Northern Way, Vancouver, B.C., Canada, Attn:Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, CO, Attn: Investor Relations. QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the acquisition. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT's 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

QLT - Building on a Successful Biotech Story Biotech Story Biotech Story Global leader in ophthalmology with blockbuster product Visudyne is the only approved therapy for AMD, 2004E end-user sales of $430-$455M 50/50 alliance and profit sharing agreement with Novartis worldwide Strong product development and regulatory capabilities Expertise in photodynamic therapy Emergence of pipeline (QLT-0074/ILK) Focused on core therapeutic areas Ophthalmology, Oncology, Dermatology, Urology Strong financial track record 5th year of profitability $1.5B market value, $510M cash

QLT - Building on a Successful Biotech Story QLT key partnering criteria: Ocular, Oncology, Dermatology, Urology Commercialized products with strong growth potential Deep pipeline addressing promising market opportunities Platform technologies Proprietary products/pipeline that provide potential to develop commercial organization Complementary infrastructure / operations Manageable business integration Financially attractive

ATRIX - A Uniquely Attractive Opportunity Broad pipeline Multiple revenue streams Flexible drug delivery platform technologies including potential ocular delivery system Key external strategic partnerships Strong manufacturing and formulation capabilities Focused on core therapeutic areas Urology, Oncology, Dermatology Strong financial track record Increasing profitability $615M market value, $110M cash

The Vision: Creation of a World-Class, Fully-Integrated Biopharmaceutical Company Atrix QLT Creates expertise in four core therapeutic areas Multiple near-and-long-term value drivers Strong combined R&D Multiple platform technologies Enhanced global presence and position relative to future acquisition/partnering opportunities Ability to gain manufacturing and R&D leverage over time and develop commercial organization to market proprietary products Strong balance sheet Risk diversification Combined Company

Transaction Rationale Products Fulfilling Strategic Imperatives Pipeline Platform

Transaction Rationale Broadens Marketed Product Portfolio and Diversifies Revenue Stream Visudyne Eligard Generic Dermatology Business Fills Near and Mid-term Pipeline Strong Therapeutic Fit Dermatology Oncology/Urology Ophthalmology Provides Validated Drug Delivery Technologies Flexible Platform for Future High Value Therapeutics High POS Projects Products Pipeline Platform Fulfilling Strategic Imperatives

Key Revenue Driver: Visudyne(r) in AMD Launched 2000 Only approved therapy for wet AMD Approved in 72 countries/expanded label in 56 countries (PM/OHS) Strong IP in US and EU for Visudyne(r) with photodynamic therapy 2004 Expected Sales: $430-$455M Commercialized and developed with Novartis; 50:50 alliance and profit share Commercialization WW

Global AMD Market 500,000 new cases of wet AMD every year Minimally Classic Predominantly Classic Occult 35% 175K pts 25% 125K pts 40% 200K pts

Global AMD Market Potential - Current Minimally Classic Predominantly Classic Occult 35% 175K pts 25% 125K pts 40% 200K pts

Global AMD Market Potential - Current Minimally Classic Predominantly Classic Occult Reimbursement Europe 35% 175K pts 25% 125K pts 40% 200K pts

Global AMD Market Potential - Current Minimally Classic Predominantly Classic Occult Reimbursement USA Europe 35% 175K pts 25% 125K pts 40% 200K pts

Global AMD Market Potential - Current Minimally Classic Predominantly Classic Occult Reimbursement Japan Europe USA 35% 175K pts 25% 125K pts 40% 200K pts

Eligard - Significant Revenue Driver Family of extended release leuprolide acetate products for palliative treatment of advanced prostate cancer 1-mo, 3-mo, 4-mo forms launched '02/'03 Competes in a WW market, which exceeds $1.5B Offer competitive advantages Small injection volume/needle size Subcutaneous vs IM Innovative delivery Strong IP in US, EU, JPN Sanofi-Synthelabo markets; Atrix earns royalties and manufacturing margins Yamanouchi markets; Atrix earns royalties and manufacturing margins Sosei markets; Atrix earns royalties and manufacturing margins Commercialization Commercialization Commercialization US Europe Japan

Eligard - Global Market Opportunity 2003 WW sales in major markets > $1.56B Germany France Italy Spain UK US Japan 111 58 52 29 27 854 432 Eligard currently marketed Eligard near future markets

Generic Dermatology Business 50/50 Joint Venture with SANDOZ, division of Novartis Leverages experience in manufacturing and formulation 6 ANDA's approved this year 5 currently marketed 4 ANDA's under review at FDA Provides near-term diversification of revenue and potential for meaningful future earnings contribution High barrier to entry in topical generic business

Diversification of Revenues 2004 2008 Generic dermatology business is projected to provide up to $20-30M in net revenue by 2008

Multiple Revenue Drivers Pre-Clinical Phase I Phase II Phase III NDA Market ATRIX QLT Ocular Visudyne PC, MC, Occult Oncology/Urology Eligard 1, 3, 4 mos. Dermatology Sandoz Partnership

Transaction Rationale Broadens Marketed Product Portfolio and Diversifies Revenue Stream Visudyne Eligard Generic Dermatology Business Fills Near and Mid-term Pipeline Strong Therapeutic Fit Dermatology Oncology/Urology Ophthalmology Provides Validated Drug Delivery Technologies Flexible Platform for Future High Value Therapeutics High POS Projects Products Pipeline Platform Fulfilling Strategic Imperatives

Eligard – 6 Month Formulation

QLT Inc.

- NDA filed
- Approval anticipated Q1'05
- First to market with expected 6-9 month lead over competition
- Competitive advantage of the unique 6-month formulation
- By 2008 to be lead product of Eligard family


Eligard®
(leuprolide acetate for injectable suspension)

Commercialization

US	Sanofi-Synthelabo markets; Atrix earns royalties and manufacturing margins
Europe	Yamanouchi/MediGene markets; Atrix earns royalties and manufacturing margins
Japan	Sosei/Nippon-Organon markets; Atrix earns royalties and manufacturing margins

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Atrisone - ACNE Treatment Topical gel formulation of dapsone Dual anti-microbial/anti-inflammatory properties Power of a systemic / safety of a topical Undergone extensive clinical trials Expected to file NDA Q3 2004 for treatment of mild to moderate acne Collaboration with Fujisawa Developing Rosacea indication Acne Fujisawa to market; Atrix earns royalties and manufacturing margins Rights Retained Rights Retained Commercialization US Europe ROW

QLT0074 Clinical Program: BPH Product: QLT0074 - proprietary second generation photosensitizer (injection) Indication: Benign Prostatic Hyperplasia (BPH), a form of prostate disease Status: Phase I/II ongoing (27 patients, 7 clinical sites) Less invasive than current surgical treatments Affects approximately 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide 50 million men worldwide Commercialization Rights Retained WW

QLT0074 Clinical Programs: AGA Product: QLT0074 - proprietary second generation photosensitizer (topical) Indication: Androgenetic Alopecia, male pattern baldness Status: Phase II ongoing (96 patients, 3 clinical sites) Less invasive and more effective alternative to surgery, hair transplants & drug therapies Affects more than 60 million people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone people in US alone Commercialization Rights Retained WW

QLT0074 Clinical Programs: ACNE Product: QLT0074 - proprietary second generation photosensitizer (topical) Indication: Moderate to Severe Acne Affects over 26 million people in US alone Total sales for Acne pharmaceutical market is $1.3B for 2003 for 2003 for 2003 for 2003 for 2003 for 2003 for 2003 for 2003 for 2003 for 2003 for 2003 Commercialization Rights Retained WW

Commercialization Rights Retained WW Atrigel-Octreotide Extended-release proprietary octreotide products Sandostatin WW 2003 sales: $450M Rapid therapeutic response Phase I for carcinoid tumor Potential in diabetic retinopathy indication Competitive advantage High bioavailability Small volume, less painful, no muscle damage or scarring Unique 3-month formulation under development INDA filed on the 1-month product

Multiple Growth Drivers Pre-Clinical Phase I Phase II Phase III NDA Market ATRIX QLT Ocular Visudyne PC, MC, Occult Visudyne MC, Occult Oncology/Urology 0074 BPH Eligard 6 mos. Eligard 1, 3, 4 mos. Octreotide Carcinoid Synd. ILK Dermatology 0074 AGA Sandoz Partnership Atrisone Acne 0074 Acne

Transaction Rationale Broadens Marketed Product Portfolio and Diversifies Revenue Stream Visudyne Eligard Generic Dermatology Business Fills Near and Mid-term Pipeline Strong Therapeutic Fit Dermatology Oncology/Urology Ophthalmology Provides Validated Drug Delivery Technologies Flexible Platform for Future High Value Therapeutics High POS Projects Products Pipeline Platform Fulfilling Strategic Imperatives

Atrigel Drug Delivery Platform Superior Technology for Extended Delivery of Peptides and Small Molecules Injected as a liquid Rapidly solidifies in tissues Usually applied by subcutaneous injection with syringe and needle Small needle and low injection volume Releases drug for weeks to months Complete bio-erosion Patent-life through 2014 in US Attractive COGS

Atrigel Drug Delivery Platform Major Collaborations and Multiple Other Pharmaceutical and Biotechnology Companies

Atrix/Pfizer Product For Bone Fractures Bone regeneration First in class product EP2 receptor-selective Prostaglandin E2 agonist formulated in Atrigel Directly injected into fractures, speeds healing Significant increases in bone density/mineralization at fracture site Atrigel system necessary for localized delivery Phase I complete

Atrigel Platform – Internal Programs

QLT Inc.

Current Internal Programs



PYY$_{3\text{-}36}$ (obesity)

- gut peptide that reduces appetite and food intake
- Obese subjects NOT resistant to anorectic effects

Risperidone (antipsychotic)

- Potential improved release kinetics vs. Risperdal Consta (Alkermes)

GHRP-1 (growth promotion)

- growth hormone releasing peptide-1
- Potential indications: short stature, cachexia, muscle wasting

MICRaS (locally-advanced tumors)

- ^{125}IUDR (thymidine analogue) delivered in Atrigel
- Incorporates into DNA and emits radiation destroying cell

33

Atrigel Platform - Additional Growth Opportunities Small Molecule Delivery Protein/Peptide Delivery Potential Ocular Platform: Preclinical ocular safety studies performed in animals Successful formulations of steroids already achieved Significant partnering interest Ocular Drug Delivery New Product Opportunities compounds +

Combined Company Products & Pipeline

QLT Inc.

■ QLT ■ ATRIX

	Pre-Clinical	Phase I	Phase II	Phase III	NDA	Market
Ocular						
	Atrigel Intra-Ocular Delivery MICRaS			Visudyne *MC, Occult*		Visudyne *PC, MC, Occult*
Oncology/Urology						
	ILK	Octreotide *Carcinoid Synd.*	0074 *BPH*		Eligard *6 mos.*	Eligard *1, 3, 4 mos.*
Dermatology						
	0074 *Acne Topical Anti-psoriatic*		0074 *AGA*		Atrisone *Acne*	Sandoz Partnership
Opportunistic						
	PYY Risperidone GHRP-1		*Bone Regeneration*			

35

Deal Drivers Brings multiple revenue streams and broadens pipeline; reduces risk associated with being a single-product company Flexible platform technology with potential for pipeline expansion through internal development and external strategic partnerships Products Pipeline Platform Operations Financial Strong therapeutic fit and complementary skills and assets Operational expansion bringing together strong manufacturing and formulation capabilities Broad reaching deal with an attractive financial profile (accretive in 2006)

Deal Drivers Brings multiple revenue streams and broadens pipeline; reduces risk associated with being a single-product company Flexible platform technology with potential for pipeline expansion through internal development and external strategic partnerships Products Pipeline Platform Operations Financial Strong therapeutic fit and complementary skills and assets Operational expansion bringing together strong manufacturing and formulation capabilities Broad reaching deal with an attractive financial profile (accretive in 2006)

Manufacturing Capabilities Well-equipped 60,000 sq.ft facility for commercial manufacture of large volume topicals and the Eligard/Atrigel products Sterile portion of the facility is brand new, capable of producing lyophilized products such as sterile small volume syringes Lots of capacity is available currently for lyophilized products Additional capacity in class 100,000 and class 100 space Very Experienced Mfg., Quality Teams: Good synergy with QLT PMF facility for future scale-up of existing topical and sterile products products products products products products products products products products products products products

Deal Drivers Operations Financial Strong therapeutic fit and complementary skills and assets Operational expansion bringing together strong manufacturing and formulation capabilities Broad reaching deal with an attractive financial profile (accretive in 2006) Brings multiple revenue streams and broadens pipeline; reduces risk associated with being a single-product company Flexible platform technology with potential for pipeline expansion through internal development and external strategic partnerships Products Pipeline Platform

Deal Drivers Brings multiple revenue streams and broadens pipeline; reduces risk associated with being a single-product company Flexible platform technology with potential for pipeline expansion through internal development and external strategic partnerships Products Pipeline Platform Operations Financial Strong therapeutic fit and complementary skills and assets Operational expansion bringing together strong manufacturing and formulation capabilities Broad reaching deal with an attractive financial profile (accretive in 2006)

Transaction Summary Structure: Pro Forma Diluted Ownership: Consideration: Board Rep: QLT to acquire 100% Atrix shares One QLT share for each Atrix share +$14.61 cash Approximately $855Million Approximately $751Million 40% of deal value to be paid in cash Atrix appoints 2 nominees, including Atrix CEO, to expanded 10 person QLT Board Atrix CEO will be Non-Executive Vice Chairman of QLT Board for 3 mos. post-closing to assist in integration Required Approvals: 2H, 2004 Price: Offer Value: Transaction Value Tax Treatment: Tax-free to extent of stock consideration 77% QLT Shareholders 23% Atrix Shareholders Expected Closing: Shareholder, regulatory approvals

2004 QLT Revenues Stand Alone QLT/Atrix Revenues Combined Company 2008 Atrisone Atrigel Partnerships Eligard Combined Revenue Projections Derm Program Visudyne Visudyne = 100% Visudyne = 60% Other = 40% Atrix's products could contribute significantly to QLT revenues - contributing up to 40% of revenues for the combined company by 2008

QLT / Atrix Transaction Impact Positive impact to earnings over time given growth profile Modestly dilutive to 2005 cash EPS and accretive in 2006, excluding amortization of acquisition intangibles Target long-term cash EPS compound annual growth rate 20%-25% Key Considerations QLT EPS based on if-converted method Atrix EPS based on fully-taxed book earnings 2006E target pro forma Gross R&D spend of approximately $75-$85M and Net R&D (net of partner funding) of approximately $60-$70M based on prioritization of pipeline projects Pro Forma cash balance of over $300Million net of cash estimated to be used in the transaction

Substantial growth potential Profitable, diverse revenue Multiple therapeutic areas Expands opportunities for growth Strong Corporate Financials The New QLT Key Value Drivers Marketed Products Broad Pipeline Portfolio Flexible Platform Technology